Regulatory Announcement

Go to market news section



Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	07:00 22-Jun-07
Number	8305Y

RECEIVED
2007 JUL 10 A 9:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE


07025073

SUPPL

RNS Number:8305Y
Tesco PLC
22 June 2007

Tesco PLC

Transactions in Own Shares

Tesco PLC announces that on 21 June 2007 it purchased from Panmure Gordon 14,650,000 ordinary shares at an average price of 422.7503 pence per share. The purchased shares will be cancelled.

This information is provided by RNS
The company news service from the London Stock Exchange

PROCESSED
JUL 13 2007
THOMSON FINANCIAL

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

END